October 7, 2010
Alberta Securities Commission	British Columbia Securities Commission
4th Floor, 300 5th Avenue, SW	PO Box 10142, Pacific Centre
Calgary, AB T2P 3C4	5th Floor, 701 West Georgia Street
Vancouver, BC V7Y1L2

Dear Sirs/Mesdames:

Re: Zodiac Exploration Inc.

As required by National Instrument 51-102, we have reviewed the information contained in the notice of change of auditor (the "Notice") for Zodiac Exploration Inc. dated October 5, 2010 and, based upon our firm's knowledge of the circumstances, we do not disagree with the information contained in the Notice.

Yours truly,

STS PARTNERS LLP

Per: